Exhibit 21.  Subsidiaries of the Registrant

     Interchange Bank (formerly known as Interchange State Bank), and Clover Leaf Mortgage Company, Inc., both of which are incorporated in New Jersey, are wholly owned direct subsidiaries of the Registrant.

     FCBC LLC, Clover Leaf Investment Corporation, Clover Leaf Insurance Agency Inc.(d/b/a Interchange Insurance Agency), Bridge View Investment Company and Interchange Capital Company, L.L.C. are incorporated in New Jersey and are wholly owned direct subsidiaries of Interchange Bank. Clover Leaf Management Realty Corporation, which is also incorporated in New Jersey, is 99% owned by Clover Leaf Investment Company. Bridge View Investment Company has one wholly owned subsidiary, Bridge View Delaware, Inc. ("BVDI").